Exhibit 99.1

Sterlite Industries (India) Limited 75 Nehru Road, Vile Parle (East) Mumbai 400099, INDIA Tel: +91 (0) 22 6646 1000 Fax: +91 (0) 22 6646 1451 www.sterlite-industries.com

24 October, 2011

Sterlite Industries (India) Limited

Unaudited Consolidated Results for the

Second Quarter and Half Year ended 30 September 2011

Mumbai: Sterlite Industries (India) Limited (“SIIL” or the “Company”) today announced its unaudited consolidated results for the Second Quarter (“Q2”) and Half Year (“H1”) ended 30 September 2011.

Highlights of the quarter

Operational Performance

•	Refined Zinc-Lead metal production up 5% at 201,821 tonnes

•	Refined Silver production up 12% at 49,274 kg

•	Commissioned the 100 ktpa Dariba Lead smelter, taking the Zinc – India capacity to 1.064 mtpa

•	Stable operations at Zinc International

Financial performance

•	PBDT up 29% at Rs.2,693 crore, Rs.530 crore contributed by Zinc International

•	Strong balance sheet with cash and liquid investments of Rs.22,691 crore

•	EPS of Rs. 3 per share

•	Interim Dividend of Rs 1 per share.

Financial Highlights

(In Rs. crore, except as stated)
Particulars	Quarter ended 30 September		Change	Half Year Ended 30 September		Change
	2011	2010	%	2011	2010	%
Net Sales/Income from operations	10,134	6,029	68.1	19,958	11,953	67.0
Profit before interest, depreciation & taxes	3,049	2,086	46.1	6,645	4,260	55.9
Interest	356			530	127
Profit before depreciation and taxes (PBDT)	2,693	2,086	29.1	6,115	4,134	47.9
Depreciation	445	212		865	429
Taxes	505	456		1,119	824
Profit After Taxes	1,744	1,418	23.0	4,131	2,881	43.4
Minority Interest	503	385		1,145	761
Share in Profit/(Loss) of Associate	(243)	(25)		(349)	(103)
Attributable PAT after exceptional item	998	1,008	(1.0)	2,637	2,016	30.8
Earnings per Share (EPS) (Rs. /share)*	3.0	3.0		7.8	6.0

*	Not Annualised

Sterlite Industries (India) Limited	Page 2 of 9
Results for the Second Quarter and Half Year ended 30 September 2011

Zinc India Business

Particulars	Quarter ended 30 September		Change	Half Year Ended 30 September		Change
	2011	2010	%	2011	2010	%
Production (in Kt, except for silver)
Mined Metal	210	205	2.4	398	387	2.9
Refined Metal – Zinc	185	176	4.9	378	341	10.8
Refined Metal – Lead*(1)	17	16	5.2	33	31	5.4
Silver (in 000’s Kgs) (2)	49	44	12.1	96	87	10.1

Financials
Revenue (Rs. Cr)	2,560	2,146	19.3	5,344	4,073	31.2
PBDT (Rs. Cr)	1,775	1,265	40.2	3,673	2,418	51.9
PAT (Rs. Cr)	1,330	941	41.3	2,809	1,826	53.8
CoP with Royalty ($/MT)	1,036	976	6.1	1,050	997	5.3
Zinc LME ($/MT)	2,224	2,013	10.5	2,236	2,015	11.0
Lead LME ($/MT)	2,459	2,032	21.0	2,503	1,989	25.8

(1)	Includes captive consumption of 1,348 tonnes and 2,739 tonnes in Q2 FY2012 and H1 FY2012, as compared with 1,646 tonnes and 2,812 tonnes in corresponding prior periods, respectively.
(2)	Includes captive consumption of 7,193 kg and 14,389 kg in Q2 FY2012 and H1 FY2012, as compared with 8,612 kg and 14,745 kg in corresponding prior periods, respectively.

Mined metal production in Q2 was 209,676 tonnes, up 2% as compared with the corresponding prior quarter.

Refined Zinc production in Q2 was 184,816 tonnes, up 5% as compared with the corresponding prior quarter, primarily on account of improved operational performance at our hydro smelters. Refined Lead production in Q2 was 17,005 tonnes, up 5% as compared with the corresponding prior quarter. This was primarily due to volume contribution from the new 100kt Dariba Lead smelter which was commissioned and capitalized during the quarter.

Refined Silver production in Q2 was 49,274 kg, up 12% as compared with the corresponding prior quarter. The increase in production was mainly attributable to higher silver content in the mined ore and improved plant efficiencies.

Revenues and Profit Before Interest Depreciation and Taxes (“PBDT”) for Q2 were Rs. 2,560 Crore and Rs. 1,775 Crore respectively, an increase of 19.3% and 40.2%, compared with the corresponding prior quarter. The increase was primarily on account of increased volumes and improved Zinc-Lead LME and Silver prices.

The Zinc cost of production, excluding royalty, during the quarter was Rs. 38,800 per MT ($847), marginally higher compared with the corresponding prior quarter. The positive impact of operational efficiencies was more than offset by the impact of increase in commodity inputs.

During Q2, average Zinc and Lead LME prices were $2,224 per tonne and $2,459 per tonne respectively, compared with $2,013 per tonne and $2,032 per tonne, in the corresponding prior quarter.

The average Silver Cash Settlement Price per London Bullion Market Association increased to $38.80/oz in Q2 FY2012 from $18.97/oz in the corresponding prior quarter.

Sterlite Industries (India) Limited	Page 3 of 9
Results for the Second Quarter and Half Year ended 30 September 2011

Exploration

We continue to maintain our focus on mine exploration, which will be the key driver of our future growth. In the last 7 years, exploration activities have added 167 mt, net of depletions, to our reserve & resource base. We are currently exploring over 6,200 sq km area in 10 ‘Reconnaissance Permits’ (RPs). Our total reserves & resources base as of 31st March 2011 is 313.2 mt containing 34.7 mt of Zinc-Lead metal and 885 million ounces of Silver, ensuring long mine life of 25+ years.

Expansion Projects

Ramp-up of the Sindesar Khurd mine is on track to achieve its targeted 2.0mtpa capacity by the end of the year. The 100ktpa Dariba Lead smelter was commissioned during the quarter, taking the total refining capacity for Lead to 185ktpa. The new Silver refinery of 350tpa is scheduled to be commissioned in Q3 FY2012. The mining work at underground Kayar mine has commenced and we expect it to start first ore production in FY 2013-14.

Interim Dividend by HZL

Sterlite’s subsidiary, Hindustan Zinc Ltd, has announced an interim dividend of 75% i.e. Rs. 1.50 per share on equity share of Rs 2.00 each

Zinc International Business

Particulars	Quarter Ended 30th September	Quarter Ended 30th June	Change
	2011	2011	%
Production (Kt)
Mined Metal Content (MIC) – BMM & Lisheen *	77	80
Refined Metal content – Skorpion	37	39
Total	114	119	(4.2)

Financials
Revenue (Rs. Cr)	1,160	1,060	9.4
PBDT (Rs. Cr)	530	522	1.5
PAT	342	317	7.8
CoP – ($ per MT)	1,242	1,189	4.5
Zinc LME ($/MT)	2,224	2,250	(1.2)
Lead LME ($/MT)	2,459	2,550	(3.6)

*	Includes Lead MIC production of 20,574 tonnes and 23,934 tonnes in Q2 FY 2012 and Q1 FY 2012 respectively, considered as by product.

The total equivalent zinc-lead production was 114,000 tonnes in Q2. This comprised production of zinc-lead concentrate of 77,000 tonnes MIC in Q2 at BMM and Lisheen, and refined zinc production of 37,000 tonnes at Skorpion.

Revenues and PBDT for Q2 were Rs. 1,160 Crore and Rs. 530 Crore respectively, an increase of 9.4% and 1.4% respectively, compared with the corresponding prior quarter.

Sterlite Industries (India) Limited	Page 4 of 9
Results for the Second Quarter and Half Year ended 30 September 2011

Copper Business

Particulars	Quarter ended 30 September		Change	Half Year Ended 30 September		Change
	2011	2010	%	2011	2010	%
Production (Kt)
Mined Metal Content	5	7	(28.5)	11	13	(15.3)
Cathodes	87	68	28.1	161	144	11.2

Financials
Revenue (Rs. Cr)	5,575	3,526	58.1	10,428	7,121	46.4
PBDT (Rs. Cr)	477	654	(27.0)	1,085	1,351	(19.7)
PAT	294	443	(33.6)	687	917	(25.0)
Net CoP – cathode (¢/lb)	(3.7)	7.3		(3.3)	7.1
Tc/Rc (¢/lb)	13.0	11.7	11.0	13.4	12.7	6.2
LME ($/MT)	8,982	7,242	24.0	9,057	7,131	27.0

During Q2, the Tuticorin copper smelter produced 87,000 tonnes of copper cathode, 28% higher than the corresponding prior quarter. Production in the prior year period was lower on account of a planned bi-annual maintenance shut-down. Mined metal production at Australia was 5,000 tonnes in Q2.

Revenue and PBDT for Q2 were Rs.5,575 Crore and Rs.477 Crore respectively, an increase of 58% and decrease of 27% respectively, compared with the corresponding prior quarter. Higher operational efficiencies and higher realisation on by-product and acid sales was more than offset by Mark to Market loss on foreign exchange fluctuation on borrowings.

The effective tax rate at copper India operations increased to 32% in Q2 from 27% in the corresponding prior period, due to expiry of tax incentive on export oriented units.

In Q2, net cost of production was (3.7) c/lb compared with 7.3 c/lb in the corresponding prior period. The decrease in net cost of production was on account of by-product credits, higher volumes and improved metal recovery.

Despite improved operational performance, the PAT was lower on account of unprecedented depreciation of Indian Rupee which resulted in a loss of Rs. 304.55 crore in Q2.

On the Special Leave Petition (SLP) filed by the Company, Hon’ble Supreme Court of India vide order dated 01.10.2010 had stayed the operation of the judgement of Hon’ble Madras High Court directing closure of Copper Smelter Unit at Tuticorin. The Hon’ble Supreme Court has directed Tamil Nadu Pollution Control Board (“TNPCB”) to issue directions, to the copper smelter to implement the improvement measures suggested by National Environment Engineering Research Institute, Central Pollution Control Board and TNPCB. The Court has directed that the case be listed in the first week of January 2012. Interim stay order granted by the Hon’ble Supreme Court continues and unit continues to operate at rated capacity.

The Tuticorin smelter has been operating for more than 12 years and is committed to employing environmentally friendly technologies and would work in close co-ordination with the agencies to ensure proper implementation of improvement measures suggested by them.

Sterlite Industries (India) Limited	Page 5 of 9
Results for the Second Quarter and Half Year ended 30 September 2011

Expansion Projects

The construction of the captive power plant at Tuticorin is progressing well and the first unit is scheduled for commissioning in Q4 FY2011-12. The 400 ktpa copper smelter expansion project at Tuticorin is awaiting consent from the TNPCB.

Aluminium Business (BALCO)

Particulars	Quarter ended 30 September		Change	Half Year Ended 30 September		Change
	2011	2010	%	2011	2010	%
Production (Kt)
Aluminium	60	64	(7.1)	121	127	(4.6)

Financials
Revenue (Rs. Cr)	686	718	(4.5)	1,442	1,384	4.2
PBDT (Rs. Cr)	37	166	(77.6)	250	258	(3.2)
PAT (Rs. Cr)	(17)	64		128	94
CoP ($/MT)	2,133	1,748	22.0	2,036	1,780	14.4
LME ($/MT)	2,399	2,089	14.8	2,495	2,090	19.4

The BALCO aluminium smelter continues to operate at its rated capacity and the aluminium production was 60,000 tonnes during the quarter.

PBDT for Q2 was Rs. 37 Crore compared with Rs. 166 Crore in the corresponding prior quarter due to higher COP. During Q2, the COP of hot metal produced was at $2,133 per tonne, 22.0% higher compared with the corresponding prior quarter. The increase in cost was primarily due to increase in prices of alumina and higher carbon costs.

PAT was lower on account of unprecedented depreciation of Indian Rupee which resulted in a loss of Rs. 31.77 crore in Q2.

Expansion Project

The first unit of BALCO 1,200MW (4x300MW) captive thermal power plant is expected to be synchronised in Q3 of FY 2011-12.

Work at the 325 kt aluminium smelter project at Korba is progressing well, and we target first metal tapping in Q4 FY2011-12.

Sterlite Industries (India) Limited	Page 6 of 9
Results for the Second Quarter and Half Year ended 30 September 2011

Investment in Associate - Vedanta Aluminium Limited

Particulars	Quarter ended 30 September		Change	Half Year Ended 30 September		Change
	2011	2010	%	2011	2010	%
Alumina (Mt)	228	187	21.9	451	377	19.6
Aluminium (Mt)	89	97	(8.2)	201	174	15.5
Financials
Revenue (Rs. Cr)	1,198	1,272	(5.8)	2,696	2,324	16.0
PBDT (Rs. Cr)	(624)	(196)		(785)	(278)
PAT (Rs./Cr)	(823)	(84)		(1,183)	(350)
SIIL Share (Rs./Cr)	(243)	(25)		(349)	(103)
Alumina COP ($/MT)	381	328	16.3	364	322	13.0
Aluminium COP ($/MT)	2,554	1,853	37.8	2,427	1,847	31.4

Aluminium production in Q2 was at 89,000 tonnes, post the pot outage in Q1 at the 500 ktpa Jharsuguda-I smelter. At Jharsuguda-I, we remain on track to return to normal capacity by the end of Q3 FY 2011-12 and approximately 115 of the 170 affected pots had been restarted by the end of Q2. Alumina production at Lanjigarh was 228,000 tonnes in Q2, up 21.4% compared with the corresponding prior periods.

Revenue for Q2 were Rs.1,198 crore. During the quarter, there was a loss of Rs.624 Crore. The PBDT was lower on account of increase in cost of production and higher finance cost on account of Mark to Market loss on foreign exchange fluctuation on borrowings. The interest and finance charges during Q2 were Rs. 625.89 crore which includes loss (net) due to currency fluctuation of Rs 208.8 crore.

The average COP for alumina in the quarter was US $381 per tonne, higher by 16.3% compared with the corresponding prior quarter. The increase in CoP was on account of higher bauxite transportation costs and lower quality bauxite.

The COP of hot metal produced during the quarter was at US $2,554 per tonne, higher by 37.8% compared with the corresponding prior quarter. The increase was mainly on account of increase in power & Alumina cost. Cost of power was higher on account of higher coal procurement prices and purchase of power in open access due to shortage of coal from mines.

The 1.25 mtpa Jharsuguda-II smelter project is in the final stages of completion, and we continue to evaluate the option of selling power versus producing aluminium at this smelter.

Status of Investment in Associate Company as at 30 Sep 2011

Investment In VAL (Rs. In Crore)	Sterlite	Vedanta	External	Total
Equity	563	1,391	NA	1,954
Quasi Equity / Debt	8,939	4,586	15,603	29,128
Total funding	9,502	5,977	15,603	31,082

In addition, Vedanta Resources Plc and Sterlite have extended Corporate guarantees to VAL for an amount of Rs 26,076 crore and Rs 4,538 crore respectively.

Sterlite Industries (India) Limited	Page 7 of 9
Results for the Second Quarter and Half Year ended 30 September 2011

Energy Business

Particulars	Quarter ended 30 September		Change	Half Year Ended 30 September		Change
	2011	2010	%	2011	2010	%
Merchant sales (Mn units)
SEL *	1,134	—		2,146	—
Balco 270 MW	387	362	6.9	811	774	4.7
WPP	94	52	82.1	200	120	66.1
Total	1,615	414	290.1	3,156	894	253.0
Financials
Revenue (Rs. Cr)	601	143	320.3	1,202	382	214.6
PBDT (Rs. Cr)	109	69	57.9	250	195	28.3
PAT (Rs. Cr)	23	42	(45.2)	73	135	(45.9)
CoP (Rs./unit)	2.7	1.8	50.0	2.6	2.0	30.0
Net Realisation (Rs./unit)	3.5	3.4	2.9	3.6	4.3	(16.3)

*	156 MU and 295 MU generated under trial run in Q2 2011 and H1 2011 respectively.

Power sales were 1,615 million units during the quarter, significantly higher compared with 414 million units in the corresponding prior quarter. Higher power sales was mainly on account of sales from two 600 MW units at the 2,400 MW Jharsuguda power plant.

Revenue and PBDT for Q2 were Rs.601 Crore and profit of Rs.109 Crore respectively, an increase of 320.3% and 57.9% compared with the corresponding prior quarter. Increase in revenue was on account of higher sales from two units of 600 MW each commissioned in March and May 2011.

During Q2, the generation cost at SEL was Rs 2.9 per unit as against the Rs 2.8 per unit in Q1 of 2011-12. Coal supplies to Jharsuguda were adversely affected due to heavy rainfall in the coal belt, affecting our ability to generate power at our rated capacity.

Expansion Projects

Work on remaining two 600 MW units at the 2,400 MW Jharsuguda power plant is progressing well and the units are expected to be synchronized in Q3 and Q4 of FY2011-12, respectively.

Work on the Talwandi Sabo power project is progressing as scheduled. The project will now comprise 1,980 MW (660 MW*3) as originally planned and we will not build the 4th (merchant) unit

We have commissioned 105MW of the 150MW expansion in wind power generation capacity announced in January 2011. The balance capacity is expected to be commissioned in Q3 FY2012. Post the expansion, the Company’s wind power generation capacity will increase to 273MW

Depreciation

Depreciation and amortization cost for the quarter is higher at Rs. 445 crore as compared to Rs. 212 crore during the corresponding prior quarter due to capitalisation of Dariba lead smelter at Zinc – India operations, wind power project and two units of 600 MW at SEL, Jharsuguda besides Rs 142 crore charged during the quarter on the assets of our Zinc International business.

Income Tax

Effective tax rate was at 22.5% for the current quarter compared to the 24.3% corresponding prior period.

Sterlite Industries (India) Limited	Page 8 of 9
Results for the Second Quarter and Half Year ended 30 September 2011

Cash, Cash Equivalents and liquid investments

Company follows a conservative Investment Policy and invests in high quality Debt instruments in the form of mutual funds and fixed deposit with banks. As at 30 September 2011, the Company had cash and cash equivalents of Rs. 22,691 crore, out of which Rs. 12,342 crore was invested in debt mutual funds and Rs. 10,349 crore was in fixed deposits and the balance with Banks.

Interim dividend

The Board of Directors have recommended an interim dividend of Rs. 1 per share (i.e. 100%) on equity share of Rs 1.00 each. The record date for payment of dividend is 1 November 2011.

Borrowings

Company had a total borrowings of Rs 14,943 crore as on 30 September 2011.

Foreign Currency Losses

Due to unprecedented depreciation of Indian Rupee, the net impact of foreign currency exchange fluctuations during the quarter resulted in a loss of Rs 466 crores.

Sterlite Industries (India) Limited	Page 9 of 9
Results for the Second Quarter and Half Year ended 30 September 2011

For further information, please contact:

Ashwin Bajaj Senior Vice President – Investor Relations	sterlite.ir@vedanta.co.in Tel: +91 22 6646 1531

Sheetal Khanduja AGM – Investor Relations	sterlite.ir@vedanta.co.in Tel: +91 22 6646 1531

About Sterlite Industries

Sterlite Industries (India) Limited is India’s largest diversified metals and mining company. The company produces aluminium, copper, zinc, lead, silver, and commercial energy and has operations in India, Australia, Namibia, South Africa and Ireland. The company has a strong organic growth pipeline of projects. The company is setting up 5,040 MW independent thermal power plants through its subsidiary Sterlite Energy Limited. Sterlite Industries is listed on the Bombay Stock Exchange and National Stock Exchange in India and the New York Stock Exchange in the United States. For more information, please visit www.sterlite-industries.com

Disclaimer

This press release contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.